SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                              Amendment No. 7
                                    to
                               SCHEDULE 13D


                 Under the Securities Exchange Act of 1934


                           Hills Stores Company
                             (Name of Issuer)


                        Common Stock, $.01 par value
                      (Title of Class of Securities)



                                431692102
                               (CUSIP Number)



                           David P. Levin, Esq.
             Kramer, Levin, Naftalis, Nessen, Kamin & Frankel
                             919 Third Avenue
                         New York, New York  10022
                              (212) 715-9100
                  (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices
                            and Communications)


                              September 23, 1994
                   (Date of Event which Requires Filing
                            of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box:  /_/


Check the following box if a fee is being paid with this statement: /_/

                            Page 1 of 12 pages

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                      Amendment No. 7 to Schedule 13D

            This Statement amends the Schedule 13D, dated May 6, 1994, as amended on July 22, 1994, July 28, 1994, August 11, 1994, August 17, 1994, August 30, 1994 and September 21, 1994
(the "Schedule 13D"), filed by Dickstein & Co., L.P., Dickstein International Limited, Dickstein Focus Fund L.P., Dickstein Partners, L.P., Dickstein Partners Inc. and Mark Dickstein with respect to the Common Stock, $.01 par value (the "Common Stock"), of Hills Stores Company, a Delaware corporation (the "Company"). Notwithstanding this Amendment No. 7, the Schedule 13D speaks as of its date. Capitalized terms used without definition have the meanings ascribed to them in the Schedule 13D.

I. Item 4 of the Schedule 13D, "Purpose of Transaction," is amended by adding the following paragraph:

            "On September 23, 1994, the Reporting Persons entered into a Settlement Agreement with the Company, a copy of which is attached hereto as Exhibit 6 (see Item 7 below). Pursuant to such Settlement Agreement, the Reporting Persons agreed, among other things, to discontinue their consent solicitation to replace four of the eight current directors of the Company."


II. Item 7 of Schedule 13D, "Material to be Filed as Exhibits," is amended by adding the following language:

     "Exhibit 6   Settlement Agreement dated as of September 23,
                1994."


                                -2-

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                                 SIGNATURE

           After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  September 26, 1994
                             DICKSTEIN & CO., L.P.

                             By:  Alan Cooper, as Vice President
                             of Dickstein Partners Inc., the
                             general partner of Dickstein
                             Partners, L.P., the general partner
                             of Dickstein & Co., L.P.

                             /s/ Alan Cooper
                             Name:  Alan Cooper

                             DICKSTEIN INTERNATIONAL LIMITED

                             By:  Alan Cooper, as Vice President
                             of Dickstein Partners Inc., the
                             agent of Dickstein International
                             Limited

                             /s/ Alan Cooper
                             Name:  Alan Cooper

                             DICKSTEIN FOCUS FUND L.P.

                             By:  Alan Cooper, as Vice President
                             of Dickstein Partners Inc., the
                             general partner of Dickstein
                             Partners, L.P., the general partner
                             of Dickstein Focus Fund L.P.

                             /s/ Alan Cooper
                             Name:  Alan Cooper

                             DICKSTEIN PARTNERS, L.P.

                             By:  Alan Cooper, as Vice President
                             of Dickstein Partners Inc., the
                             general partner of Dickstein
                             Partners, L.P.

                             /s/ Alan Cooper
                             Name:  Alan Cooper
                                -3-
PAGE

                             DICKSTEIN PARTNERS INC.

                             By:  Alan Cooper, as Vice President


                             /s/ Alan Cooper
                             Name:  Alan Cooper


                             /s/ Mark Dickstein
                             Name:   Mark Dickstein



                                -4-
PAGE

                        EXHIBIT INDEX

EXHIBIT               DESCRIPTION                         PAGE

    6       Settlement Agreement dated as of
            September 23, 1994.                             6

PAGE

                            EXHIBIT 6

                   SETTLEMENT AGREEMENT dated as of September 23,
               1994, among HILLS STORES COMPANY, a Delaware corporation (the "Company"), DICKSTEIN PARTNERS INC., a Delaware corporation ("Dickstein Partners"), and the affiliates of Dickstein Partners listed on the signature page hereof (each, including Dickstein Partners, a "Member"; the Members are collectively referred to herein as the "Dickstein Group").

          WHEREAS the Members beneficially own an aggregate of 1,279,862 shares (the "Shares") of capital stock of the Company, consisting of 892,465 shares of Common Stock, par value $.Ol per share (the "Common Stock"), and 387,397 shares of Series A Convertible Preferred Stock, par value $.10 per share (the "Series A Preferred Stock"; together with the Common Stock, the "Capital Stock");

          WHEREAS on August 16, 1994, Dickstein Partners began a solicitation of written consents from stockholders of the Company to (i) remove without cause four members of the Company's Board of Directors (the "Board") and (ii) elect a slate of four nominees designated by Dickstein Partners (the "Dickstein
Solicitation");

          WHEREAS Dickstein Partners proposed that the Company repurchase up to 5.5 million shares of Capital Stock in exchange for $27 principal amount per share of notes (which proposal was subsequently modified);

          WHEREAS the Company has determined that a tender offer (the "Tender Offer") will be made to purchase up to three million shares of Common Stock at $25 per share in cash (all as described in the Company's letter to stockholders dated September 21,
1994); and

          WHEREAS the parties hereto are desirous of pursuing a constructive and harmonious relationship and wish to enter into an agreement with respect to the discontinuance of the Dickstein
Solicitation and certain other matters.

          NOW, THEREFORE, in consideration of the foregoing, the parties hereto agree as follows:


                           ARTICLE I

                         Representations

          SECTION 1.1. Representations of the Company. The Company represents to the Dickstein Group that (i) the Company has full legal right, power and authority to enter into and perform this Agreement, (ii) the execution and delivery of this Agreement by the Company and the consummation by it of the transactions contemplated by this Agreement have been duly authorized by the Company and (iii) this Agreement constitutes a valid, binding and enforceable agreement of the Company.

          SECTION 1.2. Representations of the Dickstein Group. Each Member represents to the Company that (i) such Member has full legal right, power and authority to enter into and perform this Agreement, (ii) the execution and delivery of this Agreement by such Member and the consummation by such Member of the transactions contemplated by this Agreement have been duly authorized by such Member, (iii) this Agreement constitutes a valid, binding and enforceable agreement of such Member, (iv) the beneficial ownership of Capital Stock set forth in the Statement on Schedule 13D with respect to the Company filed by such Member, as amended to the date hereof, is true and correct on the date hereof and (v) such Member does not have any agreements, arrangements or understandings with any person (other than another Member) regarding any possible stockholder proposal with respect to the Company, with respect to any possible solicitation of proxies for any matter relating to the Company or with respect to any other matter relating to the Company, other than the Dickstein Solicitation.


                            ARTICLE II

     Discontinuance of Solicitation; Support for Company Plan

          SECTION 2.1.  Termination of Dickstein Solicitation.
Dickstein Partners shall immediately discontinue and terminate the Dickstein Solicitation.

          SECTION 2.2. (a) Support for Company Plan. The Company shall use its best efforts to consummate the Tender Offer as promptly as practicable on the terms described in the Company's letter to stockholders dated September 21, 1994 and, except as otherwise provided in such letter, the Tender Offer shall contain only customary conditions. Until the earlier of March 31, 1995 or the consummation of the Tender Offer, each Member shall not take any action inconsistent with enabling the Company to effect the Tender Offer and the other transactions relating to effecting the Tender Offer described in such letter. Until the earlier of March 31, 1995 or the consummation of the Tender Offer, each Member shall vote (or execute a written consent) in favor of the formation of a new holding company (the "New Holding Company") (including any vote required to effect any merger in connection therewith) having a certificate of incorporation eliminating stockholder action by written consent except as otherwise provided in the by-laws (which certificate of incorporation shall otherwise be substantially identical to the Company's amended and restated certificate of incorporation), if the Company solicits such a vote, and shall vote (or execute a written consent) in favor of an amendment to the Company's amended and restated certificate of incorporation eliminating stockholder action by written consent except as otherwise provided in the by-laws (and containing no other amendment), if the Company solicits such a vote, all as described in such letter. If the Company does not purchase shares of Common Stock pursuant to the Tender Offer (in accordance with the terms thereof) prior to March 31, 1995 (unless the Tender Offer is made, all conditions to the purchase of shares of Common Stock in the Tender Offer have been satisfied and no shares of Common

Stock are tendered), then the Company (or the New Holding
Company, as applicable) shall promptly adopt an amendment to its by-laws to grant to its stockholders the right to take action without a meeting by written consent, which by-law amendment shall not be subject to modification or amendment without stockholder consent.

          (b) Until the earlier of March 31, 1995 or the consummation of the Tender Offer, any Member (or affiliate) who holds any of the Company's 10-25% Senior Notes (the "Notes") shall (or shall cause its affiliate to) grant any waiver solicited by the Company solely in order to permit the Company to consummate the Tender Offer. In the event the Company offers any holder of Notes any fee or other form of consideration in exchange for any such waiver, the Company shall offer a pro rata amount of such fee or other consideration to any Member that is a holder of such Notes and tenders such a waiver.

          (c) Each Member shall not, alone or in concert with others, directly or indirectly, (i) institute, prosecute or pursue against (or in the right of) the Conpany (or, if applicable, the New Holding Company) (or any of the Company's or the New Holding Company's officers, directors, representatives, trustees, employees, attorneys, advisors, agents, affiliates or associates) any claim, action, complaint, cause of action, debt, demand or suit (individually a "Claim" and collectively, "Claims") with respect to (x) those certain employment agreements dated as of August 19, 1994, between Hills Department Store Company and certain executive officers of the Company or that certain consulting agreement dated as of August 19, 1994, between Hills Department Store Company and a consultant to the Company (or any changes thereto resulting from the settlement of any Claims arising therefrom); (y) the Company's stockholder rights plan adopted pursuant to the Rights Agreement dated as of August 16, 1994, between the Company and Chemical Bank, as Rights Agent (or any changes thereto resulting from the settlement of any Claims arising therefrom) or any stockholder rights plan substantially identical to the Company's stockholder rights plan that is adopted by the New Holding Company or (z) the amendments to the Company's Amended and Restated By-laws adopted by the Board on August 19, 1994; (ii) make any statement (other than as required by law based on the advice of counsel) with respect to the invalidity of any matter set forth in clause (i) above or
(iii) elect to opt out of any settlement of any class-action litigation relating to any matter set forth in clause (i) above.

          (d) The Company shall not, and shall cause its subsidiaries and, if applicable, the New Holding Company not to, alone or in concert with others, directly or indirectly, institute, prosecute or pursue against any Member (or any of their respective officers, directors, representatives, trustees, employees, attorneys, advisers, agents, affiliates or associates) any Claim with respect to the Dickstein Solicitation.

          (e) The Company (or its successor) will not hold its next annual meeting prior to June 1, 1995 nor adopt by-law amendments related to nomination or election of directors prior to such annual meeting.

                           ARTICLE III

                          Miscellaneous

          SECTION 3.1. Fees and Expenses. The Company shall promptly pay Dickstein Partners $600,OOO in reimbursement for the out-of-pocket fees and expenses incurred or paid by or on behalf of the Dickstein Group prior to the date of this Agreement in connection with the Dickstein Solicitation. Each party shall pay the fees and expenses of its investment banking advisers, attorneys, accountants and other advisors, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement.

          SECTION 3.2. Public Statements. Until the earlier of March 31, 1995 or the consummation of the Tender Offer, the Company and the Dickstein Group each agree not to make (and agree to use their best efforts to cause their officers, directors, representatives, trustees, employees, attorneys, advisors, agents, affiliates and associates not to make) any public statement disparaging the other.

          SECTION 3.3. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect, unless such action would impair the benefits to either party of the remaining provisions of this Agreement.

          SECTION 3.4. Specific Enforcement; No Right to Terminate; Consent to Jurisdiction. (a) The Company and each Member acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent or cure breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they may be entitled by law or equity.

          (b) The Company and each Member hereby irrevocably submits to the exclusive jurisdiction of the United States District Court for the Southern District of New York (or if subject matter jurisdiction is unavailable therein, the Chancery Court of the State of Delaware) (the "Court") for the purposes of any Claim arising out of or relating to this Agreement and hereby waives, and agrees not to assert in any such Claim that it is not personally subject to the jurisdiction of the Court, that such Claim is brought in an inconvenient forum or that the venue is improper. The Company and each Member consents to process being served in any such Claim by mailing a copy thereof to the address in effect for notices to it under this Agreement and agrees that such service upon receipt shall constitute good and sufficient service of process and notice thereof. Nothing in this paragraph shall affect or limit any right to serve process in any other manner permitted by law.

          SECTION 3.5. Entire Agreement. This Agreement contains the entire understanding of the parties with respect to the matters covered hereby and this Agreement may be amended only by an agreement in writing executed by the parties hereto.

          SECTION 3.6.  Notices.  Any notice or other
communication required or permitted to be given hereunder shall be in writing and shall be effective (a) when personally delivered or delivered by telex (with correct answerback received) or telecopy on a business day during normal business hours at the address or number designated below or (b) on the business day following the date of mailing by overnight courier, fully prepaid, addressed to such address, whichever shall first occur. The addresses for such communications shall be:

          If to the Company:

               Hills Stores Company
               15 Dan Road
               Canton, Massachusetts 02021-9128

               Attention:  Secretary
               Telecopy:  (617) 821-6966

          with  a copy  to:

               Cravath, Swaine & Moore
               Worldwide Plaza
               825 Eighth Avenue
               New York, New York 10019

               Attention:  Allen Finkelson, Esq.
               Telecopy:  (212) 474-3700

          If to the Dickstein Group:

               Dickstein Partners Inc.
               9 West 57th Street
               Suite 4630
               New York, NY 10019

               Attention:  Alan Cooper, Esq.
               Telecopy:  (212) 980-7132
          with a copy to:

               Kramer, Levin, Naftalis, Nessen, Kamin &
                 Frankel
               919 Third Avenue
               New York, New York 10022

               Attention:  David P. Levin, Esq.
               Telecopy:  (212) 715-8000

Any party hereto may from time to time change its address for notices under this Section 3.6 by giving at least 10 days' notice of such changed address to the other party hereto.

          SECTION 3.7. Waivers. No waiver by either party of any breach of any provision hereof shall be deemed to be a continuing waiver in the future thereof or a waiver of any other provision hereof; nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right accruing to it thereafter.

          SECTION 3.8. Headings. The headings herein are for convenience only, do not constitute a part of this Agreement, and shall not be deemed to limit or affect any of the provisions hereof.

          SECTION 3.9. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and legal representatives. Neither the Company or any of its affiliates nor any Member or any of its affiliates shall assign this Agreement or any rights hereunder without the prior written consent of the other.

          SECTION 3.10. Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of New York without regard to the principles of conflict of laws.

          IN WITNESS WHEREOF, the parties hereto have executed this Agreement or have caused this Agreement to be duly executed by their respective authorized officers as of the date hereof.


                              HILLS STORES COMPANY,
                              by

                                   ______________________________
                                   Name:
                                   Title:

                              DICKSTEIN & CO., L.P.,
                              by Dickstein Partners, L.P.
                                by Dickstein Partners Inc.


                                   ______________________________
                                   Name:  Alan S. Cooper
                                   Title: Vice President


                              DICKSTEIN INTERNATIONAL
                              LIMITED,
                                   by Dickstein Partners Inc.,
                                      as agent


                                   _____________________________
                                   Name:  Alan S. Cooper
                                   Title: Vice President


                              DICKSTEIN FOCUS FUND L.P.,
                              by Dickstein Partners, L.P.
                                by Dickstein Partners Inc.


                                   _____________________________
                                   Name:  Alan S. Cooper
                                   Title: Vice President


                              DICKSTEIN PARTNERS, L.P.,
                              by Dickstein Partners Inc.


                                   _____________________________
                                   Name:  Alan S. Cooper
                                   Title: Vice President

                             DICKSTEIN PARTNERS INC.
                              by:


                                   _____________________________
                                   Name:  Alan S. Cooper
                                   Title: Vice President


                                   MARK DICKSTEIN


                                   ______________________________
                                    Name:  Mark Dickstein

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